UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Skullcandy, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

83083J104

(CUSIP Number)

Mill Road Capital II, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83083J104	13D	Page 2 of 9 Pages

1.	Names of Reporting Persons. Mill Road Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,805,320
	8.	Shared Voting Power
	9.	Sole Dispositive Power 2,805,320
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,805,320
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 83083J104	13D	Page 3 of 9 Pages

1.	Names of Reporting Persons. Mill Road Capital II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,805,320
	8.	Shared Voting Power
	9.	Sole Dispositive Power 2,805,320
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,805,320
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%
14.	Type of Reporting Person (See Instructions) HC; OO

CUSIP No. 83083J104	13D	Page 4 of 9 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 2,805,320
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2,805,320
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,805,320
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%
14.	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 83083J104	13D	Page 5 of 9 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 2,805,320
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2,805,320
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,805,320
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%
14.	Type of Reporting Person (See Instructions) HC; IN

Page 6 of 9 Pages

This Amendment No. 1 to the joint statement on Schedule 13D with respect to the common stock, $0.0001 par value (the “Common Stock”), of Skullcandy, Inc., a Delaware corporation (the “Issuer”), filed by Thomas E. Lynch, Scott P. Scharfman, Mill Road Capital II GP LLC, a Delaware limited liability company, and Mill Road Capital II, L.P., a Delaware limited partnership (collectively, the “Reporting Persons”), on June 24, 2016 (such joint statement, as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows.

Introduction

This Amendment No. 1 relates to the letter dated July 24, 2016 from the Management Company to the members of the Issuer’s board of directors (the “Proposal”), proposing to acquire 100% of the fully diluted stock of the Issuer for cash consideration of $6.05 per share, payable at closing (the “Merger”), pursuant to a proposed form of Agreement and Plan of Merger (the “Merger Agreement”) by and among MRSK Hold Co., a Delaware corporation (“Parent”), MRSL Merger Co., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Issuer.

The foregoing description of the Proposal does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Proposal, a copy of which is filed as Exhibit 5 to this Schedule 13D and is incorporated by reference in its entirety into this Introduction.

1. Item 3 of the Schedule 13D is amended by inserting the following after its first paragraph:

“The Debt Commitment Letter

Pursuant to a commitment letter dated as of July 22, 2016 (the “Debt Commitment Letter”) provided by Cerberus Business Finance, LLC and PNC Bank, National Association (together, the “Lenders”) to the Fund, the Lenders have committed, in connection with consummation of the Merger and subject to certain terms and conditions, to provide a senior secured financing facility in the maximum aggregate amount of $115 million, consisting of (i) a revolving credit facility of up to $40 million outstanding at any time and (ii) a term loan facility of up to $75 million. The foregoing description of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Debt Commitment Letter, a copy of which is filed as Exhibit 6 to this Schedule 13D and is incorporated by reference in its entirety into this Item 3.

The Equity Commitment Letter

Pursuant to a commitment letter (the “Equity Commitment Letter”) to be provided by the Fund to Parent, the Fund will agree, subject to certain terms and conditions, to purchase equity interests of Parent for an aggregate amount equal to (i) the aggregate amount of merger consideration payable to holders of Common Stock, and holders of certain equity awards granted by the Issuer under its long-term and equity incentive plans, pursuant to the Merger Agreement, plus (ii) certain payment obligations of the surviving corporation under the Merger Agreement, minus (iii) $75 million (representing

Page 7 of 9 Pages

anticipated debt financing), minus (iv) the Issuer’s cash and short term marketable securities as of the effective time of the Merger. The Fund may meet this funding obligation, in its discretion, directly or indirectly through its affiliates and/or with other accredited investors selected by the Fund. The foregoing description of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Equity Commitment Letter, a copy of which is filed as Exhibit 7 to this Schedule 13D and is incorporated by reference in its entirety into this Item 3.

The Sponsor Guarantee

Concurrently with the execution of the Merger Agreement, and in order to induce the Issuer to enter into the Merger Agreement, the Fund will provide the Issuer a guarantee of Parent’s obligation to pay the equity portion of the financing for the Merger, if and when such payments are applicable (the “Sponsor Guarantee”). The foregoing description of the Sponsor Guarantee does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Sponsor Guarantee, a copy of which is filed as Exhibit 8 to this Schedule 13D and is incorporated by reference in its entirety into this Item 3.”

2. Item 4 of the Schedule 13D is amended by inserting the following after its first paragraph:

“On July 24, 2016, the Management Company sent the unsolicited Proposal to the members of the Issuer’s board of directors, proposing to acquire 100% of the fully diluted stock of the Issuer for cash consideration of $6.05 per share, payable at closing, pursuant to the Merger Agreement. The Management Company anticipates that the Merger will be structured as a tender offer followed promptly by a merger effected pursuant to Section 251(h) of the Delaware General Corporation Law, identical to the current structure agreed to by the Issuer pursuant to its existing June 23, 2016 Agreement and Plan of Merger with Incipio, LLC and Powder Merger Sub, Inc. (the “Existing Merger Agreement”). Parent and Merger Sub are prepared to sign a definitive merger agreement in the form of the Merger Agreement, including terms and conditions substantially identical to the Existing Merger Agreement. The foregoing descriptions of the Proposal and the Merger Agreement do not purport to be complete and are qualified in their entirety by reference to the terms and conditions of the Proposal and the Merger Agreement, copies of which are filed as Exhibit 5 and Exhibit 9, respectively, to this Schedule 13D and are incorporated by reference in their entirety into this Item 4.

Item 3 of this Schedule 13D, which contains descriptions of the Debt Commitment Letter, the Equity Commitment Letter and the Sponsor Guarantee, and the copies of the Debt Commitment Letter, the Equity Commitment Letter and the Sponsor Guarantee filed as Exhibit 6, Exhibit 7 and Exhibit 8, respectively, to this Schedule 13D, are incorporated by reference in their entirety into this Item 4.”

Page 8 of 9 Pages

3. Item 6 of the Schedule 13D is amended and restated in its entirety as follows:

“The Introduction and the responses to Items 2 through 5 of this Schedule 13D, and all Exhibits attached hereto, are incorporated by reference in their entirety into this Item 6.

Except as otherwise described in the Introduction, the responses to Items 2 through 5, and the Exhibits filed with this Schedule 13D, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.”

4. Item 7 of the Schedule 13D is amended by adding the following paragraph at its end:

“Exhibit 5	Letter from Mill Road Capital Management LLC to the Members of the Board of Directors of Skullcandy, Inc. dated July 24, 2016.

Exhibit 6	Commitment Letter dated as of July 22, 2016 by and among Cerberus Business Finance, LLC, PNC Bank, National Association and Mill Road Capital II, L.P.

Exhibit 7	Form of Commitment Letter by and between Mill Road Capital II, L.P. and MRSK Hold Co.

Exhibit 8	Form of Sponsor Guarantee by Mill Road Capital II, L.P. in favor of Skullcandy, Inc.

Exhibit 9	Form of Agreement and Plan of Merger by and among MRSK Hold Co., a Delaware corporation, MRSL Merger Co., a Delaware corporation and wholly owned subsidiary of Parent, and Skullcandy, Inc.”

5. Except as amended hereby, the Schedule 13D remains in full force and effect.

Page 9 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: July 25, 2016

MILL ROAD CAPITAL II, L.P.

By:	Mill Road Capital II GP LLC,
its General Partner

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
Management Committee Director

MILL ROAD CAPITAL II GP LLC

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
Management Committee Director

THOMAS E. LYNCH

By:	/s/ Scott P. Scharfman
Scott P. Scharfman, attorney-in-fact

SCOTT P. SCHARFMAN

/s/ Scott P. Scharfman
Scott P. Scharfman